SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 28, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	June 28, 2007

TAM announces the acquisition of 22 Airbus A350 XWBs with 10 more options

The company will be the first in Latin America to have the new model in its long-distance fleet; company also confirms four more A330s

São Paulo, June 28, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) today signed a Memorandum of Understanding to acquire 22 Airbus A350 XWB (Xtra Wide Body), models 800 and 900, with 10 more options, to be delivered between 2013 and 2018. The company will be the first in Latin America to have these new aircraft in its long haul fleet.

As well as the A350s, TAM also confirmed it was exercising four more A330 options, which will be delivered by the manufacturer in 2010 (two planes) and 2011 (two planes). According to the price list, the total value of the 22 A350 aircraft and four A330s is around US$ 5.4 billion.

The large A350-800 and 900 aircraft will begin commercial flights in 2013, and will be equipped with all of the new technology developed for the A380.

TAM's CEO, Marco Antonio Bologna, stated that the new contract with Airbus confirms the company's strategic planning, for the growth in the international long distance market. "We reiterate our commitment to maintain a new and modern fleet, in order to offer a quality product to our passengers", he said.

“To have a customer like TAM confirm its choice for the A350 XWB is a matter of pride for us”, said Rafael Alonso, Senior Vice President, Latin America, Caribbean and Spain, for Airbus. “We are thankful for this strong endorsement of the A350 XWB programme and we are pleased to accompany TAM’s successful expansion with the A330s on its long-haul network. We are delighted with this long-standing partnership with TAM and look forward to continuing this relationship in the future.”

With the delivery of these four A330s by 2011, TAM will increase its fleet plan, ending 2010 with 138 aircraft in operation and finishing 2011 with 143.

TAM has greatly increased its share on international routes. It ended May with a 72.4% share of the market, among Brazilian companies operating internationally. In Europe, it already has direct flights to Paris, London and Milan, and in the United States to Miami and New York. It also serves various destinations within South America: Buenos Aires and Cordoba (Argentina); Santiago (Chile); Asuncion and Ciudad del Este (Paraguay); Montevideo (Uruguay), and Santa Cruz de la Sierra and Cochabamba (Bolivia). By the end of the year it will begin flights to Caracas (Venezuela). Among the long-haul destinations, it is applying for the right to initiate flights to Frankfurt (Germany) and Madrid (Spain).

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Investor Relations Contact:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and closed May 2007 with a 49.7% domestic market share and a 72.4% international market share. The company operates flights to 49 destinations throughout Brazil. It serves 76 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.0 million subscribers and has awarded 4.3 million tickets in exchange for points.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.